06008789

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66960

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/05 (MM/DD/YY) AND ENDING 3/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triago LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Park Avenue
(No. and Street)

New York, (City) NY (State) 10152 (Zip Code)

PROCESSED
JUL 17 2006
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Blanchet 212-593-4997
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cornick, Garber & Sandler, LLP
(Name – *if individual, state last, first, middle name*)

825 Third Avenue (Address) New York, (City) NY (State) 10022 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 30 2006
WASH, D.C.
152

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

7/13/06

OATH OR AFFIRMATION

I, Victor Quiroga, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triago LLC, as of March 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

OPERATING MANAGER

Title

Notary Public

LESLIE R. ALWADISH
Notary Public, State of New York
No. 31-4852847
Qualified in New York County
Commission Expires Feb. 10, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[x] (o) Independent Auditor's Report on Internal Control Structure.

[x] (p) Statement of Cash Flows.

CORNICK, GARBER & SANDLER, LLP
Certified Public Accountants

TRIAGO LLC
(A DEVELOPMENT STAGE ENTERPRISE)

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL STRUCTURE

MARCH 31, 2006

CORNICK, GARBER & SANDLER, LLP
Certified Public Accountants

Independent Auditors' Report

Triago LLC
New York, New York

We have audited the accompanying balance sheet of TRIAGO LLC (A DEVELOPMENT STAGE ENTERPRISE) as at March 31, 2006, and the related statements of operations, changes in members' equity and cash flows for the year ended March 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and for the period from inception on November 18, 2002 to March 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TRIAGO LLC as at March 31, 2006 and the results of its operations and its cash flows for the period referred to above in conformity with generally accepted accounting principles in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cornick Garber & Sandler LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
May 8, 2006

825 Third Avenue New York, NY 10022-9524 212 557-3900 Fax 212 557-3936
50 Charles Lindbergh Boulevard Uniondale, NY 11553-3600 516 542-9030 Fax 516 542-9035

TRIAGO LLC
(A DEVELOPMENT STAGE ENTERPRISE)

BALANCE SHEET

AS AT MARCH 31, 2006

Current assets:	
Cash	$ 84,295
Due from affiliates	18,447
Prepaid expenses	32,556
Advances to officer	14,932
Total current assets	150,230
Property and equipment (net of $16,175 accumulated depreciation)	46,886
TOTAL	$ 197,116
Current liabilities:	
Accounts payable and accrued expenses	$ 14,525
Due to affiliates	14,366
Total current liabilities	28,891
Noncurrent rent payable	35,058
Total liabilities	63,949
MEMBERS' EQUITY	
Members' units - at stated value	1,000
Additional members' contributions	1,398,376
Deficit accumulated in the development stage	(1,266,209)
Total members' equity	133,167
TOTAL	$ 197,116

The notes to financial statements are made a part hereof.

TRIAGO LLC
(A DEVELOPMENT STAGE ENTERPRISE)

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

	Members' Units		Additional Members'		Total Members'
	Number	Amount	Contributions	(Deficit)	Equity
Members' Equity - Balance at November 18, 2002	1,000	$ 1,000			$ 1,000
Capital contributions from members			$ 83,051		83,051
Net loss for the year ended March 31, 2004				$ (76,551)	(76,551)
Members' Equity - Balance at March 31, 2004	1,000	1,000	83,051	(76,551)	7,500
Capital contributions from members			486,325		486,325
Net loss for the year ended March 31, 2005				(418,714)	(418,714)
Members' Equity - Balance at March 31, 2005	1,000	1,000	569,376	(495,265)	75,111
Capital contributions from members			829,000		829,000
Net loss for the year ended March 31, 2006				(770,944)	(770,944)
Members' Equity - Balance at March 31, 2006	1,000	$ 1,000	$ 1,398,376	$ (1,266,209)	$ 133,167

The notes to financial statements are made a part hereof.

TRIAGO LLC
(A DEVELOPMENT STAGE ENTERPRISE)

STATEMENTS OF OPERATIONS

	Year Ended March 31, 2006	From Inception on November 18, 2002 to March 31, 2006
Operating Expenses:		
Salaries	**397,600**	519,725
Payroll taxes and employee benefits	**56,415**	86,301
Travel, meals and entertainment	**29,907**	43,683
Business development	**6,695**	20,570
Rent and real estate taxes	**179,470**	289,092
Utilities and office maintenance	**2,889**	7,352
Office supplies and expense	**25,402**	43,861
Professional and consulting fees	**39,858**	73,931
Insurance	**13,626**	19,217
Organization costs	**22,126**	157,094
Depreciation	**11,013**	16,273
Miscellaneous expenses	**5,473**	8,640
	790,474	1,285,739
Operating loss	**(790,474)**	(1,285,739)
Other revenue	**19,530**	19,530
Net loss	**$ (770,944)**	$ (1,266,209)

The notes to financial statements are made a part hereof.

TRIAGO LLC
(A DEVELOPMENT STAGE ENTERPRISE)

STATEMENTS OF CASH FLOWS

	Year Ended March 31, 2006	From Inception on November 18, 2002 to March 31, 2006
INCREASE (DECREASE) IN CASH		
Cash flows from operating activities:		
Net loss	$ (770,944)	$ (1,266,209)
Adjustments to reconcile results of operations to net cash effect of operating activities:		
Depreciation	11,013	16,273
Deferred rent	(5,347)	35,058
Net change in asset and liability accounts:		
Prepaid expenses	(29,074)	(32,556)
Due from affiliates	(18,447)	(18,447)
Accounts payable	(5,283)	14,525
Due to affiliates	7,620	14,366
Net adjustments	(39,518)	29,219
Net cash used for operating activities	(810,462)	(1,236,990)
Cash flows from investing activities:		
Purchases of property, furniture and equipment	(4,258)	(63,159)
Advances to officer	(14,932)	(14,932)
Net cash used for investing activities	(19,190)	(78,091)
Cash flows from financing activities:		
Capital contributions from members	829,000	1,399,376
NET INCREASE (DECREASE) IN CASH	(652)	84,295
Cash - beginning	84,947	
CASH - MARCH 31	$ 84,295	$ 84,295

The notes to financial statements are made a part hereof.

TRIAGO LLC
(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO FINANCIAL STATEMENTS

NOTE A - Summary of Significant Accounting Policies

Organization and Business

Triago LLC (the Company), whose majority member is Triago Management Development S.A.R.L (a French Company), is a development stage company registered with the Securities and Exchange Commission ("SEC") as a broker-dealer of securities and is a member of the National Association of Securities Dealers (NASD). The Company was organized on November 18, 2002 to perform the private placement of securities. The Company's services are intended to include providing assistance to clients in raising capital in the primary markets and in managing their positions in the secondary markets. Additionally, the Company intends to provide certain strategic investment services. The Company is not expected to carry or to clear transactions and/or carry customer accounts. The Company is a Delaware Limited Liability Corporation (LLC) registered to do business in the state of New York. Through March 31, 2006 the Company's operations have been funded from capital contributions by its members who have agreed to continue to fund operations through April 30, 2007.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At March 31, 2006, the Company had net capital of approximately $20,000, which was approximately $15,000 in excess of the net required minimum capital of $5,000. Under certain circumstances, withdrawals of capital may be restricted.

Rent Expense

For financial accounting purposes, the Company recognizes scheduled rent increases and rent abatements over the term of the lease using the straight-line method.

Depreciation

Depreciation of property and equipment is computed on a straight-line basis.

(Continued)

TRIAGO LLC
(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO FINANCIAL STATEMENTS

NOTE A - Summary of Significant Accounting Policies (Continued)

Organization Costs

Costs incurred in the formation and in organizing the Company have been expensed for financial accounting purposes. For tax purposes, certain of these expenses are capitalized and are amortized over five years. These costs represent legal, regulatory registration costs, temporary office space and services, consulting fees and other expenses incurred in connection with the formation of the Company and the creation of its active trade or business.

NOTE B - Property and Equipment

Property and equipment at March 31, 2006 consist of the following:

		Estimated Useful Lives (Years)
Office furniture	$33,086	7
Telecom equipment	3,818	5
Computer equipment	22,269	5
Computer software	3,888	3
Total	63,061	
Less accumulated depreciation	16,175	
Net	$46,886	

NOTE C - Commitments

Lease

The Company's office facilities are leased pursuant to an operating lease expiring in November 2009. The current lease commenced in September 2004. Rent and real estate tax expense aggregated $179,470 for the year ended March 31, 2006. At March 31, 2006, minimum lease commitments before real estate taxes and building operating expenses are as follows.

Year ending March 31:	
2007	$184,272
2008	185,402
2009	185,402
2010	123,601
Total	$678,677

(Continued)

TRIAGO LLC
(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO FINANCIAL STATEMENTS

NOTE C - Commitments (Continued)

Lease (Continued)

In lieu of a security deposit, the Company has obtained an irrevocable and unconditional letter of credit of $77,251 guaranteed by Triago Management Development S.A.R.L., the majority member of the Company.

NOTE D - Income Taxes

The Company has elected, under federal tax regulations, to be taxed as a regular or "C" corporation effective for the fiscal year ended March 31, 2006. As such, the Company is subject to federal, state and local level corporate income taxes based on its taxable income. For the period from its inception to March 31, 2004, the Company was treated as a partnership for income tax purposes.

At March 31, 2006, the Company has available operating loss carryforwards for federal, state and local tax purposes of approximately $1,082,000, which expire in 2024.

The Company has recorded a valuation allowance of approximately $582,000, equal to the deferred tax asset resulting primarily from its net operating loss and organization costs which are expensed for financial accounting purposes and amortized over five years upon commencement of operations, for income tax purposes. The valuation allowance is due to the uncertainty of the Company being able to use this benefit to offset future taxable income. The Company will periodically evaluate the likelihood of realizing such asset and will adjust such amount accordingly.

NOTE E - Exemption from SEC Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 under subparagraph (K)(2)(i) and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

NOTE F - Related Party Transactions

During the year ended March 31, 2006, $18,447 was charged to two affiliated companies for miscellaneous services.

At March 31, 2006, the Company owes $14,336 to its parent and one of its affiliated companies for expenses paid by them on the Company's behalf.

SUPPLEMENTARY SCHEDULE

SCHEDULE 1

TRIAGO LLC
(A DEVELOPMENT STAGE ENTERPRISE)

COMPUTATION OF NET CAPITAL UNDER RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS AT MARCH 31, 2006

Net Capital:

Total members' equity before nonallowable assets		$ 133,167
Less: Prepaid expenses	$ 32,556	
Due from affiliates	18,447	
Property and equipment	46,886	
Advances to officer	14,932	
Haircut - Foreign currency	181	113,002
Net capital		20,165
Minimum net capital required		5,000
Excess net capital		$ 15,165

Capital Ratio:

Aggregate indebtedness to net capital	3.17 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of March 31, 2006)

Net capital as reported in Company's Part IIA (unaudited) FOCUS Report	$ 23,874
Adjustments to record additional payables	3,709
Balance - March 31, 2006	$ 20,165

CORNICK, GARBER & SANDLER, LLP
Certified Public Accountants

To the Members of
Triago LLC
375 Park Avenue
New York, New York 10152

In planning and performing our audit of the financial statements and supplemental schedule of Triago LLC (the Company) for the year ended March 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(II) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

825 Third Avenue New York, NY 10022-9524 212 557-3900 Fax 212 557-3936
50 Charles Lindbergh Boulevard Uniondale, NY 11553-3600 516 542-9030 Fax 516 542-9035

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006 to meet the SEC's objectives.

This report its intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used by anyone other than these specified parties.

Cornick Garber + Sandler LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
May 8, 2006